PRESS RELEASE

Banro Announces Q3 2014 Financial Results

Toronto, Canada – November 11, 2014 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") today announced its financial and operating results for the third quarter of 2014.

FINANCIAL HIGHLIGHTS

  Revenue of $33.3 million ($27.1 million in Q3 2013) and a net income of $3.8 million or $0.01 per share (net loss of $3.7 million or $0.01 per share in Q3 2013)
  Gross earnings from operations of $8.1 million, a 174% increase over gross earnings from operations of $3.0 million in Q3 2013

OPERATIONAL HIGHLIGHTS

  Production of 27,171 ounces of gold in Q3 2014 (compared to 20,784 ounces in Q3 2013), an increase of 30.7% over Q3 2013
  Sales of 26,997 ounces of gold at an average price of $1,233 per ounce (20,410 ounces of gold were sold in Q3 2013 at an average gold price of $1,329 per ounce)
  Cash costs at Twangiza decreased 26% to $615 per ounce, down from $834 per ounce in Q3 2013

All dollar amounts in this press release are expressed in thousands of dollars and, unless otherwise specified, in United States dollars.

The table below provides a summary of financial and operating results for the three and nine-month periods ended September 30, 2014 and corresponding periods in 2013 as well as the second quarter of 2014:

(I) FINANCIAL

	Q3 2014	Q3 2013	Q2 2014	YTD 2014[1]	YTD 2013[1]
Selected Financial Data
Revenues	33,285	27,133	26,534	90,258	84,786
Total mine operating expenses[2]	(25,192)	(24,183)	(22,243)	(71,833)	(68,926)
Gross earnings from operations	8,093	2,950	4,291	18,425	15,860
Net (loss)/income	3,750	(3,671)	(2,998)	48	(456)
Basic net (loss)/earnings per share ($/share)	0.01	(0.01)	(0.01)	0.00	(0.00)
Key Operating Statistics
Average gold price received ($/oz)	1,233	1,329	1,292	1,254	1,434
Gold sales (oz)	26,997	20,410	20,537	71,961	59,118
Gold production (oz)	27,171	20,784	21,431	68,739	59,733
All-in sustaining cost per ounce ($/oz)[3]	698	1,072	906	866	1,109
Adjusted all-in sustaining cost per ounce ($/oz)[4]	702	1,092	945	827	1,120
Cash cost per ounce ($/oz)[3]	615	834	732	762	831
Adjusted cash cost per ounce ($/oz)[4]	618	850	764	728	840
Gold margin ($/oz)[3]	618	495	560	492	603
Financial Position
Cash and cash equivalents	2,148	14,827	6,460	2,148	14,827
Gold bullion inventory at market value[5]	2,335	4,962	2,476	2,335	4,962
Total assets	869,068	783,190	861,162	869,068	783,190
Long term debt	192,079	157,621	160,827	192,079	157,621

(1)	For the nine-month periods ended Sept. 30, 2014 and 2013
(2)	Includes depletion and depreciation.
(3)

All-in sustaining cost per ounce, cash cost per ounce and gold margin are non-IFRS measures. Refer to the non-IFRS measures section of Banro’s Q3 2014 MD&A for additional information. All-in sustaining cost per ounce, cash cost per ounce and gold margin for 2013 have been restated on a production basis as compared to a sales basis in prior periods.

(4)	All-in sustaining cost per ounce and cash cost per ounce have been adjusted to be presented on a sales basis as opposed to the current presentation which is on a production basis
(5)	This represents 1,919 ounces of gold bullion inventory, with a cost of $791, shown at the September 30, 2014 closing market price of $1,217 per ounce of gold.

  Revenues during the three months ended September 30, 2014 were $33,285 a 23% increase compared to the prior year’s quarter of $27,133. During the third quarter of 2014, ounces of gold sold increased by 32% to 26,997 ounces compared to sales of 20,410 ounces during the third quarter of 2013. The average gold price of $1,233 per ounce was obtained for total revenues of $33,285 realized during Q3 2014 (compared to an average price of $1,329 per ounce obtained during the corresponding period in 2013 for total revenues of $27,133).

  Mine operating expenses, including depletion and depreciation, for three months ended September 30, 2014 were $25,192 compared to prior year quarter of $24,183. The slight increase in costs was due to increased milling throughput of 48%, as the operation reached an annualized run rate of approximately 1.6 mtpa or 93% of the 1.7 mtpa design capacity. These costs were partially offset by the lower mining tonnes moved to achieve planned ore production. Production costs for the third quarter of 2014 were $16,697 compared to $17,339 for the third quarter of 2013 as a result of the lower waste tonnes mined due to a decreased strip ratio and lower consumables consumption.

  Gross earnings from operations for the respective three and nine-month periods ended September 30, 2014, were $8,093 and $18,425, compared to $2,950 and $15,860, respectively, for the corresponding periods of 2013. This translated into improved gross margins of 24% for the third quarter of 2014 and 20% for the nine month period in 2014.

  Cash costs per ounce on a production basis for the third quarter of 2014 were $615 per ounce of gold (compared to $834 per ounce of gold for the third quarter of 2013 and $732 for the second quarter of 2014). Cash costs for Q3 2014 were lower than prior quarters as a result of increased mine and plant productivity as Twangiza progressed forward towards steady state production levels and normalized production costs in line with life of mine expectations.

  All-in sustaining costs declined in the third quarter to $698 per ounce (compared to $1,072 per ounce of gold for the third quarter of 2013 and $906 for the second quarter of 2014) driven by lower cash costs and lower levels of sustaining capital expenditures in the period.

  Adjusted cash costs per ounce and adjusted all-in sustaining costs per ounce for the third quarter of 2014, on a sales basis, were $618 and $702, respectively. Adjusted cash costs per ounce and adjusted all-in sustaining costs per ounce for the nine months of 2014, on a sales basis, were $728 and $827, respectively. All-in sustaining costs per ounce and cash costs per ounce are non-IFRS measures. Refer to the non-IFRS measures section of Banro’s Q3 2014 MD&A for additional information.

(II) OPERATIONAL - TWANGIZA

  The Twangiza and Namoya mines incurred no lost time incidents during the third quarter of 2014. Namoya has had no lost time incidents year-to-date, and at the end of the third quarter, Twangiza had 242 incident free days.

  During the three months ended September 30, 2014, the plant at the Twangiza Mine processed 394,500 tonnes of ore (compared to 266,320 tonnes during the corresponding period in 2013 and 340,654 tonnes in the second quarter of 2014) achieving 93% of design capacity for the quarter. Ore was processed at an indicated head grade of 2.60g/t Au (compared to 2.83 g/t Au during the corresponding period in 2013 and 2.44 in the second quarter of 2014) with a recovery rate of 82.2% (compared to 82.9% during the corresponding period in 2013 and 84.3% in the second quarter of 2014) to produce 27,171 (compared to 20,784 during the corresponding period in 2013 and 21,431 in the second quarter of 2014) ounces of gold.

  The Run-of-Mine (“ROM”) Pad sheltered storage area was completed prior to the commencement of the rainy season, providing 40,000 tonnes of dry material storage to ensure the availability of sufficient tonnes of acceptable moisture content to the processing plant.

  With these ore delivery and throughput achievements, site management’s focus has now moved from the expansion mode to delivering incremental operational efficiencies.

(III) MINE UNDER CONSTRUCTION – NAMOYA

  During the third quarter of 2014, the Namoya Mine produced 4,671 ounces of gold from a total of 150,304 tonnes of ore, stacked and sprayed on the heap leach pads and processed through the CIL circuit, at an indicated head grade of 2.11 g/t Au.

  At the Namoya Mine, management, along with internal expertise and external consultants, evaluated the issues identified during the commissioning process as a result of the quantity of fine material exceeding the design capacity of the plant. The Company has determined that the optimal plan of action is through the acquisition of an agglomeration drum to run the mine as an agglomerated heap leach operation while pursuing options to best utilize the CIL plant to process the fines material.

  The plan for the fourth quarter of 2014 will be to increase the monthly stacking rate to up to 90,000 tonnes per month of available high grade ore and processing higher grade fine material through the CIL plant.

(IV) EXPLORATION

  During the third quarter of 2014, exploration activities continued with low level exploration and ground maintenance activities in the Twangiza Regional (Mufwa), Kamituga, Lugushwa and Namoya projects. Exploration activities mainly involved geological mapping, channel and trench sampling, rock chips sampling, limited orientation IP survey work as well as the analysis of geological results from field work carried out in prior periods.

(V) CORPORATE DEVELOPMENT

  In August 2014, the Company closed a liquidity backstop facility through the private placement of securities comprising senior secured notes and warrants for gross proceeds of up to $35 million. As of the date of this press release, the Company has drawn the maximum amount available under the facility. A portion of the proceeds from the initial notes issued under the facility were used for the repayment of certain bank loans in the DRC totaling $12.8 million.

  In August 2014, the Company announced the signing of a non-binding Memorandum of Understanding for two gold sale transactions, one for $41 million relating to the Twangiza Mine and the second for $80 million relating to the Namoya Mine.

(VI) SUBSEQUENT EVENT

  In November 2014, the Company announced the signing of the definitive agreement with respect to the $41 million Twangiza Mine gold sale transaction. This transaction is expected to close shortly. The funds will be used for meeting general corporate obligations such as trade payables and to provide the working capital to ramp up the Namoya Mine to full production.

TWANGIZA MINE

During the third quarter of 2014, record mill throughput and resulting production levels were achieved at Twangiza. These operational milestones were a result of the combination of the success of numerous process improvements implemented during the period coupled with favorable processing conditions. The third quarter at Twangiza falls entirely within the normal dry season. Although some rainfall was recorded in each month, it was not significant. Pre-screening and crushing of a portion of the ore fed to the plant has significantly improved the process rate. The benefit of these improvements and the completion of the ROM pad roof are expected to mitigate the adverse impact that the rainfall associated with the wet season has previously had on operating performance.

TWANGIZA MINE	Q3 2014	Q2 2014	Q3 2013	Prior Year
				Change %
Gold sales (oz)	26,997	20,537	20,410	32%
Gold produced (oz)	27,171	21,431	20,784	31%
Material mined (t)	1,027,311	871,849	1,168,875	(12%)
Ore mined (t)[1]	589,288	485,276	494,535	19%
Waste mined (t)	438,023	386,573	674,340	(35%)
Strip ratio (t:t)[2]	0.74	0.80	1.36	(45%)
Ore milled (t)[1]	394,500	340,654	266,320	48%
Head grade (g/t)[3]	2.60	2.44	2.83	(8%)
Recovery (%)	82.20	84.30	82.90	(1%)
Cash cost per ounce ($US/oz)[4]	615	732	834	(26%)
Adjusted cash cost per ounce ($US/oz)[5]	618	764	850	(27%)

(1)	The difference between ore mined and ore milled is, generally, the result of the stockpiling of lower grade ore.
(2)	Strip ratio is calculated as waste mined divided by ore mined.
(3)	Head grade refers to the indicated grade of ore milled.
(4)	Cash cost per ounce is a non-IFRS measure. Refer to the non-IFRS measures section of Banro’s Q3 2014 MD&A for additional information.
(5)	Adjusted cash cost per ounce has been presented on a sales basis as opposed to on a production basis.

Gross spending and unit costs for Q3 2014 compared to Q2 2014 and Q3 2013 are as follows:

				Cost per
	(In USD			tonne
Mine Operating Costs	thousands)			Milled
						Q3
	Q3 2014	Q2 2014	Q3 2013	Q3 2014	Q2 2014	2013
Mining Costs	3,430	3,059	3,968	8.7	9.0	14.9
Processing Costs	8,583	8,999	8,522	21.8	26.4	32.0
Overhead	4,506	4,414	4,545	11.4	13.0	17.1
Inventory Adjustments	178	(774)	304	0.5	(2.3)	1.1
Total Mine operating cost	16,697	15,698	17,339	42.4	46.1	65.1
Total tonnes milled (tonnes)	394,500	340,654	266,320

Mining

A total of 1,027,311 tonnes of material (Q3 2013 – 1,168,875 tonnes) were mined during the three month period ended September 30, 2014. Total ore mined was 589,288 tonnes (Q3 2013 – 494,535 tonnes). The strip ratio for the third quarter of 2014 fell to 0.74 as compared to 1.36 during the corresponding period in 2013 in accordance with the mine schedule which drove the mining cost per tonne milled from $14.9 to $8.7 per tonne.

Processing & Engineering

For the three month period ended September 30, 2014, the plant at the Twangiza Mine processed 394,500 tonnes of ore (third quarter of 2013 – 266,320 tonnes) reducing the processing cost per tonne milled from $32.0 per tonne to $21.8, a drop of 32%. Throughput in the current period increased to 93% of design capacity with the completion of the plant upgrade project. Improved mill productivity was assisted by dryer weather conditions than the previous year, and dryer material aided by the new sheltered ROM storage area along with improvements in pre-screening and ore crushing circuits. Recoveries during the quarter decreased slightly compared to the same prior year period to an average rate of 82.2% (third quarter of 2013 – 82.9%) driven mainly by lower head grade. With the achievement of design throughput in the current quarter, site management can now focus on incremental operational efficiencies to increase throughput on a consistent basis and improve recoveries. The processing costs were $0.4 million lower compared to the second quarter of 2014 as a result of lower consumption of mill consumables.

Sustaining Capital Activities

All project capital at Twangiza was substantially complete prior to the third quarter of 2014 and the future focus will be on mobile mine equipment and the Tailings Management Facility (“TMF”). For this reason only $2.3 million was incurred during the quarter compared to $5.0 million in the third quarter of 2013.

During the third quarter of 2014 and subsequently up to the date of this press release, the following progress was made in the key areas indicated below with respect to sustaining capital activities at the Twangiza Mine:

  ROM Pad Roofing
  The ROM Pad roofing was completed during the third quarter of 2014, consistent with the expected completion timeline, in order to mitigate the impact of weather conditions during the upcoming wet season.

  TMF
  The Phase 3 lift of the TMF was completed in the third quarter of 2014 and ongoing TMF work continued at levels more consistent with management’s plan.

Cash Cost and All-in sustaining costs

Cash costs per ounce for the third quarter of 2014, on a production basis, were significantly lower than the prior year period primarily due to increased production of 6,387 ounces or 31% over the third quarter of 2013, while gross spending decreased slightly as a result of achieved operational efficiencies. The all-in sustaining costs decreased from $1,072 in Q3 2013 to $698 per ounce in Q3 2014, mainly due to the lower cash costs but also the reduced capital expenditures in the third quarter of 2014 with the completion of the processing plant and mining infrastructure.

Cost per ounce produced	($US/ounce)			($US/ounce)		Change
				YTD	YTD
	Q3 2014	Q2 2014	Q3 2013	2014	2013	(%)
Mining Costs	126	143	191	162	167	(3%	)
Processing Costs	316	420	410	374	417	(10%	)
Overhead	166	205	218	195	240	(19%	)
Inventory Adjustments	7	(36)	15	31	7	349%
Total cash costs per ounce	615	732	834	762	831	(8%	)
Total ounces produced (ounces)	27,171	21,431	20,784	68,739	59,733	15%
All-in sustaining costs per ounce	698	906	1,072	866	1,109	(22%	)

NAMOYA - MINE UNDER CONSTRUCTION

Mining continued at the Seketi and Mwendamboko pits during the third quarter of 2014 comprising 375,072 tonnes of material of which 101,402 tonnes were ore. The lower mine production compared to the previous quarter (859,465 tonnes for the second quarter of 2014) was a result of management’s decision to slow down mining in July and August due to a lower achievable feed rate through the wet scrubbing circuit.

As previously reported, during the third quarter of 2014, management worked with internal expertise and external consultants in order to evaluate, assess and determine a remediation plan to address the issues identified during the hot commissioning stage and best utilize the Namoya Mine. The Company has determined that the most appropriate course of action is the addition of a traditional agglomeration drum to the current circuit. Until the agglomeration drum is installed, ore to the heap-leach will continue to be semi-agglomerated on the transport conveyors to the stacker. The heap leach circuit will be the main focus of the operations, allowing for production at Namoya to progress towards life-of-mine levels while continuing to evaluate the most optimal manner to utilize the CIL circuit.

Additions to Mine under Construction during the third quarter of 2014 mainly consisted of work performed in the determination of the optimal remediation plan as well as pre-commercial operating losses due to the mine operating at levels which are below break-even. There were no significant capital amounts spent on project construction or on the acquisition of new property, plant and equipment.

During the third quarter of 2014, the Namoya mine produced 4,671 ounces of gold from a total of 150,304 tonnes of ore, stacked and sprayed on the heap leach pads and processed through the CIL circuit, at an indicated head grade of 2.11 g/t Au, bringing the year-to-date production to 9,175 ounces. The plan for the fourth quarter of 2014 will be to increase the monthly stacking rate to up to 90,000 tonnes per month of available high grade ore and processing higher grade fine material through the CIL plant.

EXPLORATION

Consistent with the Company’s focus on cash flow management during the completion of development at Namoya, exploration work during the third quarter of 2014 was comprised of low level exploration and ground maintenance activities in the Twangiza Regional (Mufwa), Kamituga, Lugushwa and Namoya projects. Low level exploration activities included geological mapping, channel and trench sampling, rock chip sampling and limited orientation induced polarization survey works.

To support the Namoya operations, near term exploration will focus on the following:

  Deliver sufficient drilling to allow mine operations to define a mineable high grade reserve at the Filon B target to incorporate incremental ounce production for 2015;

  Prepare for the drill program in early 2015 to covert inferred and indicated resources to reserves within the existing open pits;
  Prepare an exploration program for 2015 to delineate resources from beneath current open pits for underground mine production, and;
  Prepare an exploration program for 2015 to delineate resources from identified targets within a 5 kilometres radius of the current operations.

Qualified Person

Daniel K. Bansah, the Company's Head of Projects and Operations and a "qualified person" as such term is defined in National Instrument 43-101, has approved the technical information in this press release.

Q3 2014 Financial Results Conference Call Information

Banro will host a conference call at 11:00AM EST on Wednesday November 12, 2014. Please use the following dial in numbers:

Q3 2014 Financial Results Conference Call Information

Toll Free (North America):	+1-877-291-4570
Toronto Local & International:	+1 647-788-4919

Q3 2014 Financial Results Conference Call REPLAY

Toll Free Replay Call (North America):	+1 800-585-8367	Conf ID: 25596388
Toronto Local & International:	+1 416-621-4642	Conf ID: 25596388

The conference call replay will be available from 2:00PM EST on Wednesday November 12, 2014 until 11:59PM EST on Wednesday November 26, 2014.

For further information regarding this conference call, please contact Banro Investor Relations or visit the Company website, www.banro.com.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (the “DRC”). Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Mineral Resource and Mineral Reserve Estimates

The Company’s Mineral Resource and Mineral Reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that Mineral Resource and Mineral Reserve estimates are well established, by their nature Mineral Resource and Mineral Reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no certainty that Mineral Resources can be upgraded to Mineral Reserves through continued exploration.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure (except in certain limited circumstances). Inferred Mineral Resources are excluded from estimates forming the basis of a feasibility study.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of the closing of the Twangiza gold sale transaction, future gold production, costs, cash flow and gold recoveries, Mineral Resource and Mineral Reserve estimates, potential Mineral Resources and Mineral Reserves and the Company’s development and exploration plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: failure to complete the Twangiza gold sale transaction; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2014 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:
Naomi Nemeth, Investor Relations,
+1 (416) 366-9189
+1-800-714-7938, Ext. 2802
info@banro.com,
Follow the Company on Twitter @banrocorp